ARTICHOKE PICTURES INC.

Artichoke - A movie about a CIA hypnotist, where the audience is also hypnotized in real life


A BEANSTALK FILMS PRODUCTION
ARTICHOKE
A ROBERT MATTHEWS FILM

beanstalkfilms.com/artichoke Los Angeles, CA

Highlights

1. Innovative use of real subconscious techniques within a narrative film.
2. Crew credits include Star Wars, Avengers, Avatar, Indiana Jones, Taylor Swift, Imagine Dragons, etc.
3. Award-winning writer/director with multiple "best film" awards from top film festivals.
4. Writer optioned by a Hollywood production company and finalist at top screenwriting competitions.

Team



Robert Matthews Writer/Director/Producer

Winner of several "best film" awards at some of the world's most prestigious film festivals. Feature screenplays have been optioned by major Hollywood production companies and finalists at the industry's most esteemed screenwriting

Artichoke — A Cold War-era psychological thriller about a brilliant hypnotist recruited by the CIA, featuring innovative use of real subconscious techniques within a narrative film.

WHAT'S THE INVESTMENT?

This is an opportunity to participate in the development of an original psychological espionage thriller centered on a brilliant hypnotist recruited by the CIA during the 1960s.

But Artichoke isn't just a film about hypnosis — it aims to use hypnotic and subliminal techniques on the audience in real time, creating an immersive viewing experience unlike anything attempted in a narrative film before.

Our hope is that this could offer audiences — and marketing teams — a new kind of viewing experience, much like *The Blair Witch Project* did for found footage films, or *Avatar* did for 3D — giving audiences a real reason to hit play or buy a ticket.

We are raising funds to produce a 15-minute short film adaptation of *Artichoke* that will serve as a proof-of-concept and industry showcase to support the development, packaging, and potential sale of the feature-length project.

Investors participate through a capped revenue share agreement. Investors are entitled to receive up to 200% of their original investment from the exploitation of the short film and/or the feature-length motion picture.

For investments of $5,000 or more, investors will also receive a professional producer credit on the short film. Credit designation (Associate Producer, Co-Producer, Executive Producer) will be determined based on investment level.

Funds raised will be used to cover the production and post-production of the 15-minute short film, including cast, crew, locations, equipment, production design, insurance, music, post-production, and festival positioning.

Our minimum goal of $60,000 allows us to produce a contained, high-quality version of the short. Raising up to $124,000 gives us greater flexibility — including access to more experienced cast and crew, enhanced production value, stronger locations, and additional resources to maximize the film's impact as a proof of concept.

WHAT'S THE FEATURE FILM ABOUT?

Set during the height of the Vietnam War, *Artichoke* follows a brilliant but naïve young hypnotist who is recruited into the CIA's top-secret mind control program, Operation Artichoke.



As he's tasked with doing progressively morally questionable assignments in the name of his country, he becomes increasingly troubled until one order crosses the line, and he decides he must go to extraordinary lengths to defy his superiors, no matter the cost.



At its core, the film is about control, manipulation, and the erosion of moral clarity. It explores how institutions justify extreme actions — and what happens to the individuals who carry them out.



Producing the feature film will likely require a budget in the millions, which is why producing a short film version as a proof of concept is a crucial first step. It will serve as a compelling demonstration to producers and studios that the concept is both viable and worth investing in.

WHAT'S THE SHORT FILM ABOUT?

The short film takes place decades later and centers on the same protagonist — now an 80-year-old man haunted by his past work for the government.

He must confront his past and take matters into his own hands when a young, overzealous CIA operative brings him back to the agency for one final assignment, only for it to spiral into a web of unforeseen psychological twists.

It's a story about morality and questions the ethics of how far
governments and organizations should go to accomplish their

governments and organizations should go to accomplish their goals.



The short stands on its own as a self-contained psychological thriller, while also serving as a proof of concept for the larger feature-length story.

It demonstrates the tone, visual language, psychological tension, and, most importantly, the innovative audience experience that sets *Artichoke* apart.

WHAT MAKES IT DIFFERENT?

There have been films about the CIA's mind control programs before — from *The Manchurian Candidate* to the *Jason Bourne* franchise. But those stories are told from the perspective of the subject being controlled.

Artichoke is told from the perspective of the hypnotist — the architect of influence — and examines the real techniques used to manipulate people to do things against their will.

But the most ambitious element goes further.

What if a film about hypnosis could subtly apply the same techniques to the audience watching it?

Is it possible to use suggestion, visual triggers, and subliminal messaging within a narrative framework to create a measurable audience response?

Imagine the credits rolling — and members of the audience begin reacting in ways they didn't consciously expect, like standing up with their hands in the air.



To the best of our knowledge, this type of technique has not previously been attempted in a mainstream narrative feature film. If successful, it could unlock new possibilities for the use of subconscious techniques in filmmaking (including other movies and television shows), while demonstrating to audiences how the psychological techniques explored in Artichoke could also be applied in real life, thereby reinforcing their belief in the concept.

A clear disclaimer will be presented at the beginning of the film to inform viewers of the use of hypnotic and subliminal elements and to allow those who do not wish to participate to opt out.

WHO'S ON THE TEAM?

While we have not yet started casting, we have some amazing crew already signed up:

Writer/Director/Producer

Robert Matthews is a British writer/director/producer/filmmaker and a proud alumni of Chapman University's Dodge College of Film and Media Arts. With 16 years industry experience, Robert's feature screenplays have been optioned by major Hollywood production companies and named finalists at the industry's most esteemed screenwriting competitions, such as The Academy Nicholl Fellowships in Screenwriting and Final Draft's Big Break Contest. He is a producer on the 2025 feature film, *Dear Luke, Love Me*, available now on Apple TV, Prime Video and Fandango. Robert has also directed dozens of short films, commercial projects and music videos. The former have won several "best film" awards at some of the world's most prestigious film festivals and have been distributed worldwide.



https://www.beanstalkfilms.com

Producer

David McInerney is a Literary Manager/Producer representing writers/directors for film/tv at MaCroManagement. Originally from Boston, he has previously worked at Sony Pictures and as an agent at WMA (William Morris Agency). With over 20 years experience in the entertainment business, David has worked on projects with all the major studios and television networks, and recently produced the horror feature, *Disappointment Girls*. David represents Robert Matthews as a writer and director and has painstakingly nurtured this project from the ground up has painstakingly nurtured this project from the ground up.



Hypnosis Consultant

Lucas Handwerker is an expert hypnotherapist, stage hypnotist, subconscious guide, TEDx speaker, spiritual counselor, and writer, and will be working on the mind control elements of the film. For 12 years Lucas has helped clients remove inner blocks, dissolve anxiety, resolve trauma, change habits, and make all kinds of subconscious shifts. When Lucas isn't working with clients from around the world, he's writing books and presenting his group healing experiences around the country. He is the author of multiple books including *A Voice Which Uses No Words*, *Touché: How to survive in strange and difficult times* and *Innermost: Healing is Magic*.



https://www.lucashandwerker.com

Director of Photography

Matthew Wise is an award-winning cinematographer whose work you'll have seen in SuperBowl commercials and major music videos from artists including Taylor Swift, Billie Eilish, John Legend, and Imagine Dragons as well as movies such as *Werewolves Within* and *Bodied*. His passion for innovative storytelling began at an early age with his obsession for creating small movies with his parents' home VHS camera. Featured in the March 2010 issue of American Cinematographer Magazine for his 'Best Cinematography' accomplishment (Big Bear Film Festival) on the short film, LA PREMIER -- the Chapman graduate credits his understanding of storytelling, lighting schemes and unique integration of camera movement, to his tutelage under renowned cinematographers Allen Daviau ASC and Maz Makhani. Matthew continues to pursue projects that challenge his creative artistry and push the visual bounds of filmmaking.



https://www.matthewwisedp.com

Composer

Jonathan Bartz has worked as the right-hand man to some of the most iconic composers of our time, including 54-time Oscar Nominee and 5-time Oscar winner, John Williams. His musical contributions span a remarkable list of movies including the latest Star Wars Trilogy (*The Force Awakens, The Last Jedi, The Rise of Skywalker*), *Avatar: The Way of Water*, Marvel's Avengers series (*Infinity War, Endgame*), *Indiana Jones and the Dial of Destiny*, *The Fabelmans*, and many more. He has worked with directors and artists from Steven Spielberg and J.J. Abrams to Cheyenne Jackson and Mariah Carey. His music has been heard, recorded and performed across the United States from Carnegie Hall in New York City to the scoring stages of Los Angeles.



https://amityislandmusic.com

HOW DO I GET MY MONEY BACK?

Investors participate through a capped revenue share agreement.

Investors are entitled to receive up to 200% of their original investment (their investment plus an additional 100%), paid from gross receipts actually received by Artichoke Pictures, Inc. from the exploitation of the Short Film and/or the feature-length motion picture

Gross receipts include monies received by Artichoke Pictures Inc. from the option, sale, licensing, production, or other exploitation of the short film or feature-length screenplay, as well as related compensation paid to the company in connection with the project.

Before investor payments are made, gross receipts are first applied to pay legitimate third-party production, distribution, and administrative expenses directly related to the project, as outlined in the Financing Agreement.

After such costs are paid, remaining funds are distributed to investors until they have received up to 200% of their original investment. Once investors have received their capped return, all remaining proceeds belong to the Company.

Investor repayment may occur over time and in stages, depending on how and when revenues are generated.

RISKS

There is no guarantee that the short film will lead to the production of the feature-length motion picture. The development, financing, and production of feature films is inherently speculative and may take years or may never occur.

There is no guarantee that the short film will be accepted into festivals, distributed, or generate revenue.

There is no guarantee that any option or sale of the screenplay will occur.

Due to the experimental nature of certain creative elements in the project, there is no guarantee that the intended audience experience will function as anticipated.

Investing in motion picture projects involves significant risk, and investors may lose some or all of their investment.